Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2015
(millions of dollars)
Selling, general and administrative expenses	$(6)
Other deductions (a)	(64)
Interest expense and related charges	(469)
Reorganization items	(105)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(644)
Income tax benefit	89
Equity in earnings of unconsolidated subsidiaries (net of tax)	348
Net loss	$(207)
___________
(a)Other deductions primarily represents reserve for income taxes receivable from EFH Corp.